March 7, 2012

Mr. Hugh West
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:         Fidelity Bancorp, Inc.
Form 10-K for the fiscal year ended September 30, 2011
File No. 000-22288

Dear Mr. West:

This letter is in response to your letter dated February 2, 2012 pursuant to your review of Fidelity Bancorp’s Form 10-K for the fiscal year ended September 30, 2011.  For your convenience, each comment is repeated and addressed below.

Form 10-K for the year ended September 30, 2011

Item 8. Financial Statements and Supplementary Data

Financial Statements

Notes to Consolidated Financial Statements

Note 2 – Securities, page 71

Comment 1 – Considering the significant judgment required to determine if a security is other than temporarily impaired and the focus users of financial statements have placed on this area, we believe comprehensive and detailed disclosure is required to meet the disclosure requirements in ASC 310-20-50 and Item 303 of Regulation S-K for your material loss exposure.  Therefore, for each individual and pooled trust preferred security, please tell us and expand future filings to disclose the following information as of the most recent period end:  single-issuer or pooled, class, book value, fair value, unrealized gain/loss, number of banks currently performing, actual deferrals and defaults as a percentage of the original collateral, expected deferrals and defaults as a percentage of the remaining performing collateral.  Additionally, clearly disclose how you calculate excess subordination and discuss what the excess subordination percentage signifies, including relating it to other column descriptions, to allow an investor to understand why this information is relevant and meaningful.

In future filings, starting with the Company’s Form 10-Q for the quarter ended March 31, 2012, we will disclose more detail for each individual and pooled trust preferred security.  The expanded information will include:  single-issuer or pooled, class, book value, fair value, unrealized gain/loss, number of issuers currently performing, actual deferrals and defaults as a percentage of the original collateral, expected deferrals and defaults as a percentage of the remaining performing collateral.  Additionally, we will disclose the method for calculating excess subordination and discuss what the excess subordination percentage signifies, including relating it to other column descriptions, to allow an investor to understand why this information is relevant and meaningful.  Attached as Appendix A please find a draft of our proposed disclosure of this information.

Comment 2 – With a view toward expanded disclosure in future filings, tell us what you mean by your statement appearing on page 76 that for debt securities, “The extent of the company’s analysis regarding credit quality and the stress on assumptions used in the analysis had been refined for securities where the current fair value or other characteristics of the security warrant.”

The statement appearing on page 76 that for debt securities, “The extent of the company’s analysis regarding credit quality and the stress on assumptions used in the analysis had been refined for securities where the current fair value or other characteristics of the security warrant” was first disclosed in our 6/30/09 Form 10-Q at which time our discussion of determining credit impairment was greatly expanded in the Securities footnote.  Also at that time, we had engaged a third party to perform valuations of our pooled trust preferred securities and private-label mortgage-backed securities to determine the extent of credit impairment on those securities.  For each subsequent reporting period, valuation methodologies were enhanced and improved upon, thus this statement was included in all subsequent filings as well.  The proceeding paragraphs after the statement in question, describe in more detail (by security type), the process for identifying credit impairment with the most significant unrealized losses at the end of the reporting period.

Comment 3 – We note that your equity securities in financial institutions, have been in a continuous unrealized loss position for more than 12 months at 9/30/10 and 9/30/11 and you state that you consider the factors described on page 76 and the company’s intent and ability to hold the equity security for a period of time sufficient for recovery to amortized cost.  When evaluating whether a decline is other-than-temporary your assessment should begin with the investment’s contemporaneous market price because that price reflects the market’s most recent evaluation of the total mix of available information.  Objective evidence is required to support a realizable value in excess of a contemporaneous market price.  This information may include the company’s financial performance, the near term prospects of the company, the financial condition and prospects of the company’s region and industry and the company’s investment intent and ability to hold an investment for a reasonable period of time sufficient for a forecasted recovery.  The longer and the more severe the decline in fair value of the security, the more persuasive the evidence that is needed to support the premise that it is not OTTI.  While there are no bright lines, it is difficult to conclude that an impairment of an equity security is not OTTI when the security has been impaired for an extended period of time, the amount of the impairment is significant, and, importantly, there is insufficient objective information to indicate the prospects for recovery in the near-term are likely.  For example, reliance on a 24-month recovery period may be overly speculative as it relies principally on an entity’s ability to predict the future direction of market prices for an equity security over an extended period of time.  For an equity security, if the near-term prospects for recovery are unlikely, persuasive, but not conclusive, evidence exists that the impairment is generally considered OTTI.  Unless objective evidence exists to support a realizable value equal to or greater than the carrying value a write-down to fair value accounted as a realized loss through earnings should be recorded.  Please provide the following:
•
Your definition of a period of time sufficient for recovery to amortized cost, and note that market price recoveries that cannot reasonably be expected to occur within an acceptable forecast period of time should not be included in the assessment of recoverability;

•
Your OTTI analysis of these securities at September 30, 2010 and September 30, 2011 that identifies the primary objective evidence on which you rely to support a realizable value equal to or greater than the carrying value of the investment; and

•	Your consideration and application of ASC 320-10-S99, 320-10-35-32A and 35-33.

We have not established a definitive period of time that we require for recovery to amortized cost of a security nor do we believe one is necessarily required.  As opposed to setting a fixed time period we evaluate the time period within an economic cycle.  We judge each situation on its own facts and circumstances and take into account a variety of factors including, but not limited to, the historical relationship of market price to book value, the overall pricing trends in the industry, local market conditions, our detailed assessment of the condition of the company in which we have the investment, the length of time cost is less than market value and the magnitude of that difference. We also understand that the current market price may be the most objective measurement of a stock on that day and that this data should certainly be used as the starting point for the analysis. However, we also believe that this market price data has to be looked at within the context of other information that may give a more complete picture of the investment and its future prospects. We have, when we considered it appropriate to do so, recognized other than temporary impairment (“OTTI”) charges on equity securities based upon our internal analysis.  We consider all applicable regulatory and accounting guidance, including ASC 320-10-S99, 320-10-35-32A and 35-33, when identifying and measuring impairment.

At September 30, 2010 the Company had investments in the common stock of seven financial institutions. At that date, the market value of the investments was less than cost for six of the financial institutions. We evaluated each of the six financial institutions for OTTI using, at a minimum, the following quantitative factors: profitability of the institution, regulatory capital ratios, price to book value, price to tangible book value and non-performing asset levels. We also consider qualitative factors such as the economic conditions of the area served by the financial institution, overall industry trends, stock trends of the particular institution and any other information that we believe is relevant. Finally, we look at the historical relationship of price to book value as a significant gauge as to the future prospects for the price of the stock, absent significant specific changes in the company’s situation. There is no “bright-line” standard for a period of time when the market value of a stock is below cost that determines it must be considered OTTI, we evaluate each stock individually based upon its own facts and circumstances.

Of the six financial institutions, five are in our market area and we are thus very familiar with them and one is in the eastern part of Pennsylvania. Below is a table that shows the quantitative factors for each bank whose cost exceeded market value for the period ended September 30, 2010 followed by a discussion of each investment:

				Price	Price to	Non-	Tier 1
			LTM	to	Tangible	Performing	Risk-based
	Cost	Market	EPS	Book	Book	Assets	Ratio
WVFC(1)	$1,126,138	$709,702	$0.18	78%	78%	0.47%	13.28%
FNB(2)	125,595	89,966	0.38	93%	199%	2.04%	11.07%
FCF(3)	336,871	144,861	(0.03)	72%	96%	2.41%	10.14%
AVLY(4)	424,265	315,400	3.51	91%	115%	1.23%	12.61%
PVSA(5)	132,500	30,750	(3.30)	39%	58%	1.94%	10.17%
CZNC(6)	134,100	76,440	(2.04)	116%	128%	0.70%	16.34%

(1)
WVFC, which trades on the NASDAQ Global Market, is a community bank located in the North Hills of Pittsburgh with assets of approximately $300 million. The Pittsburgh economy has generally fared better than the U.S. as a whole, with somewhat lower unemployment and significantly less home price deterioration. The bank remained profitable and had a very low level of non-performing assets and is very well capitalized. The cost to book value per share ratio was 125% at September 30, 2010, which was low to average by historical standards of the past decade for thrift stocks. The stock had traded within 5% of cost in June 2009.  In addition, the stock is very thinly traded with only approximately 2 million shares outstanding and daily volume generally less than 1,000 shares, thus the trade of a small number of shares could significantly impact the price.  We had the intent and ability to hold the stock until the cost value was recovered and still own the stock. We purchased the stock at various times from 2000 to 2006 and have never sold any. The market value of the stock exceeded cost for most of the time period we have owned the stock. Additionally, we viewed the bank as a possible acquisition target given its size and branch footprint and, given the few bank acquisition candidates in the Pittsburgh market, believe it would sell for a premium to book value. Historically, WVFC has traded at a premium to book value. Using September 30 market prices, the stock traded at 1.25 times book value on average for the 10 years from 2001 to 2010, while our cost to book value ratio was also 1.25 times.

(2)
FNB, which trades on the NYSE, is a regional bank located in Hermitage, Pa and serves our market area. The economic assessment stated above for Pittsburgh also applies to this bank. The bank is a commercial bank and remained profitable as indicated by its earnings. Non-performing assets at 2.04% is low compared to the industry average and they are well capitalized. FNB is a larger bank at approximately $9 billion in assets. We believed the decline in the stock price was due to the generally negative perception of all banks by the market at this point in time and did not reflect the generally better western Pennsylvania market conditions. For example, there have been few failed banks in the Pittsburgh area. As such, we did not believe that the market at that point was adequately valuing FNB but was simply following the broad trend of bank stocks. Additionally, commercial bank stocks have traded at much higher multiples for most of the past decade and we believed that the levels that well performing bank stocks were trading at were artificially low and would recover.  We did not consider the FNB stock to be OTTI and we had the intent and ability to hold the stock until it recovered. The stock had traded within 5% of cost in January 2009. We have never sold any FNB stock and still retain it. As of the date of this memo, the market value of FNB stock has recovered and now exceeds our cost.

(3)
FCF, which trades on the NYSE, is a regional commercial bank located in Indiana, Pa, part of the western Pennsylvania market. This bank also serves our market area. The economic assessment stated above for Pittsburgh also applies to this bank. The loss noted for the twelve months ended September 30, 2010 of  $.03 per share reflected earlier quarter losses and we believed that the asset issues of this bank had been substantially resolved. Non-performing assets at 2.41% was still low by industry standards and manageable and they were well capitalized. We believed many of the same factors that influenced FNB’s price also influenced FCF’s. As a smaller regional commercial bank, we also believed that FCF might be a candidate for acquisition in the future, which should favorably impact the price. We acquired the stock in September 2006 as a result of FCF’s acquisition of another financial institution in a stock transaction.  The stock had traded within 5% of cost in October 2008.  We have never sold any of the FCF stock we hold and have the intent and ability to hold it until it recovers.

(4)
AVLY, which trades on the OTC Bulletin Board, is a local community commercial bank headquartered in Pittsburgh with approximately $400 million in assets. It has been consistently profitable, has a low non-performing assets ratio, and is very well capitalized. This bank has a high percentage of core deposits and a good interest rate spread. The stock is thinly traded and the company is not an SEC reporting company. The company has only 945,000 shares outstanding and frequently does not trade on a daily basis, thus the trade of a small number of shares could significantly impact the price. We acquired the stock in this company in 2007 and 2008 and have never sold any. From a historical perspective, using December 31 market prices, the stock traded at 1.39 times book value on average for the 8 years from 2003 to 2010, while our cost to book value ratio was 1.23 times at December 31, 2010.  We have the intent and ability to hold this stock until recovery of cost and thus concluded it is not OTTI.

(5)
PVSA, which traded on the NASDAQ Global Select Market, was a local community bank with about $1.9 billion in assets headquartered in Monroeville, Pa and competed in our market area. They had asset some quality issues, in particular large pooled trust preferred write-offs that they took in the quarter ended June 30, 2010 that caused the loss for the twelve months. At the time of our evaluation as of September 30, 2010 we believed that many of their problems were behind them as evidenced by their non-performing assets ratio and the fact that they remained well capitalized by regulatory standards. The stock was within 5% of cost in July 2008. As such, we concluded that the decline in market value was not OTTI and we had the ability and intent to hold the stock until it recovered. Subsequent to this evaluation, upon review of their 10-Q for the quarter ended September 30, 2010 and comparison to their 10-K for the year ended June 30, 2010, and the magnitude of the decline in their stock price and the prospects for it to recover, we concluded for the quarter ended December 31, 2010 that the stock was OTTI and recorded a write-down at that time. PVSA was subsequently purchased in an all stock transaction that was closed on January 1, 2012 that, at the time the deal was priced, was approximately 198% of tangible book value. We sold this stock prior to the completion of the merger in January 2012 and recorded a related gain.
(6)
CZNC, which trades on the OTC Bulletin Board, is a regional bank located in the eastern part of Pennsylvania. The economy of this area is generally better than the U.S. as a whole and there have been few failed banks in the region. CZNC did experience some asset quality problems, primarily with investments, however recapitalized itself and worked through the issues. As noted above, their non-performing asset ratio was very low and their capital ratio was excellent at September 30, 2010. We concluded that the deterioration in their stock price was not reflective of the underlying fundamentals of the bank and that recovery of the stock price was likely once the overall market for bank stocks stabilized and the market began to differentiate between profitable banks and those likely to have continuing problems. As such, having the intent and ability to hold the stock until a recovery of cost, we concluded the decline in market value was not OTTI. As of the date of this memo, CZNC stock’s price has continued to improve and, within the last week, has hit a price of $22.45, compared to our cost per share of $22.55, or within approximately 1% of cost. We purchased this stock in 2006 and 2007 and have never sold any since purchase.

At September 30, 2011, the Company had investments in the common stock of six financial institutions. At that date, the market value of the investments was less than cost for five of the financial institutions. We did not purchase any additional stock during the 2011 period and sold the Parkvale stock after the acquisition announcement discussed above. The table below shows the quantitative factors for each bank for the period ended September 30, 2011 whose cost exceeded market value followed by a discussion of each investment:

				Price	Price to	Non-	Tier 1
			LTM	to	Tangible	Performing	Risk-based
	Cost	Market	EPS	Book	Book	Assets	Ratio
WVFC(1)	$1,126,138	$591,195	$0.59	63%	63%	1.05%	20.79%
FNB(2)	125,595	90,071	0.68	90%	181%	1.72%	10.46%
FCF(3)	336,871	98,346	0.34	51%	65%	3.24%	13.06%
AVLY(4)	424,265	277,400	2.82	80%	100%	1.23%	13.67%
CZNC(5)	134,100	88,358	1.66	121%	132%	0.75%	16.90%

(1)
WVFC’s earnings improved significantly over the prior year as indicated in the table above and they maintained a very low non-performing assets ratio and outstanding capital levels. Stock trends for the industry are starting to improve and WVFC remains a fundamentally sound thrift and should participate in an industry rebound. From a historical perspective, using September 30 market prices, the stock traded at 1.20 times book value on average for the 11 years from 2001 to 2011, while our cost to book value ratio was 1.19 times at September 30, 2011. As such, in the absence of credit quality problems and our continuing ability to hold the security, we have concluded that the decline is not OTTI.

(2)
FNB’s earnings improved over the prior year and its non-performing assets declined.  It announced its acquisition of PVSA in the summer of 2011 to expand its presence in this market. We did not feel the decline in market value was significant given the quality of the franchise, their improving fundamentals, and the improvement in pricing in the industry generally. We also had the intent and ability to hold the stock until cost recovery. As of the date of this memo, the stock price continued to improve and within the last week hit a price of $12.13, exceeding the cost basis of $11.95.

(3)
FCF’s earnings improved, however its credit quality as measured by non-performing assets decreased somewhat, although the ratio is still better than the industry average. FCF completed a capital raise in the past year that significantly improved its capital position. At a market price to book of 51% at September 30, 2011 we did not feel the price reflected the underlying fundamentals, which include being well capitalized with reasonable asset quality with a good branch footprint in a stable market. Also, the price is not reflective yet of improving industry price trends for regional and community banks. In addition, FCF has to be considered as a potential acquisition target. As noted above, FCF has historically traded at a higher price to book value ratio than is currently displayed, however absent a fundamental change in the company’s prospects, we did not feel the stock was impaired. Subsequently, on December 7, 2011 FCF announced the retirement of their Chief Executive Officer, which may influence our evaluation of this investment going forward. We intend to review their 10-K which will be filed in the first quarter of 2012 and intend to take appropriate action, if necessary.  Based on current data obtained from Bloomberg, of the nine investment firms reporting ratings, five have rated FCF a “buy”, while three have rated them “hold”, and one “sell”.  An analysis report provided by Stifel, Nicolaus and Company, Inc. dated January 25, 2012, rates FCF a “buy” and quarterly projections indicate a book value of $7.45, $7.52, $7.60, and $7.68 for the quarters ending 3/31/12, 6/30/12, 9/30/12, and 12/31/12 respectively.  From a historical perspective, using September 30 market prices, the stock traded at 1.77 times book value on average for the years 2001 – 2007 (prior to financial crisis).  Applying this historical ratio to the projected book values would yield market prices of $13.19, $13.31, $13.45, and $13.59, respectively; each exceeding our cost of $12.67.

(4)
AVLY continues to perform well with another year of positive earnings, low non-performing assets and good capital levels. The stock is thinly traded and tends to lag the market. From a historical perspective, using December 31 market prices, the stock traded at 1.32 times book value for the 9 years from 2003 to 2011, while our cost to book value ratio was 1.21 times at December 31, 2011. As such, in the absence of credit quality problems and our continuing ability to hold the security, we have concluded that the decline is not OTTI. In addition, because of the lack of activity in this stock, where it frequently goes days without trading, we believe it is appropriate to rely more on historical data and the underlying quality of the institution, rather than on the contemporaneous market price. As of the date of this memo, AVLY is trading at approximately 83% of book value and 102% of tangible book value and is currently paying dividends at a yield of 6.04%.

(5)
CZNC showed significantly improved earnings comparing 2011 to 2010, with continued good asset quality as evidenced by a very low non-performing assets ratio. In addition, they remain very well capitalized. Their stock also showed signs of improvement over the course of the year, we have the intent and ability to hold the stock until recovery of cost and we have never sold any of the stock. Based upon these factors, we concluded the decline in market value was not OTTI. As noted above, the stock price has continued to improve and was recently within 1% of cost.

Company Acknowledgments

The Company acknowledges that:
1.	The Company is responsible for the adequacy and accuracy of the disclosures in our filings;
2.	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
3.	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We welcome your feedback to this response.  We always try our best to file accurate filings with the commission.  Your comments will only help to improve our filings going forward.

Respectfully submitted,

/s/ Lisa L. Griffith	/s/ Richard G. Spencer

Lisa L. Griffith	Richard G. Spencer
Senior Vice President and	President and Chief Executive Officer
Chief Financial Officer

APPENDIX A

SEC Comment #1 - Expanded Disclosures for Fidelity Bancorp's TruPS (data as of 12/31/11)

Deal	Type	Class	Moody's/Fitch Rating	Face Value	Book Value	Fair Value	Unrealized Gain/Loss	Number of Unique, Currently Performing Issuers	Deferrals and Defaults as a % of Original Collateral	Expected Deferrals and Defaults as a % of Currently Performing Collateral 1	Excess Subordination as a % of Currently Performing Collateral 2
Alesco XVII	Pooled	B	C/CC	2,069,396	573,701	103,470	(470,231)	35	24.24%	18.27%	0.00%
I-PRETSL I	Pooled	A-1	NA/AA	323,542	323,542	300,894	(22,648)	15	9.26%	9.06%	88.34%
I-PRETSL I	Pooled	B-2	NA/CCC	2,200,000	2,200,000	1,320,000	(880,000)	15	9.26%	9.06%	20.15%
I-PRETSL III	Pooled	B-2	B2/CCC	5,000,000	5,000,000	3,100,000	(1,900,000)	22	7.95%	9.46%	27.81%
MM Community Funding	Pooled	B	Ca/C	1,000,000	410,000	240,000	(170,000)	6	27.32%	-23.14%	0.00%
PRETSL IV	Pooled	Mezzanine	Ca/CCC	243,988	243,988	234,229	(9,760)	4	2.06%	6.47%	14.23%
PRETSL V	Pooled	Mezzanine	Caa3/D	62,196	10,929	6,220	(4,709)	0	5.46%	N/A	N/A
PRETSL VIII	Pooled	B-3	C/C	1,325,979	233,471	66,299	(167,172)	19	37.26%	16.92%	0.00%
PRETSL XVIII	Pooled	B	Caa3/CC	2,042,340	2,015,432	204,234	(1,811,198)	50	26.06%	11.89%	0.00%
PRETSL XXI	Pooled	C-2	C/C	1,146,774	0	0	0	50	27.91%	15.46%	0.00%
PRETSL XXIV	Pooled	D	NA/C	1,622,268	0	0	0	60	34.39%	9.67%	0.00%
Regional Diversified Funding 2004-1	Pooled	B-2	Ca/D	2,512,938	0	25,129	25,129	23	46.02%	9.85%	0.00%
BankAmerica Capital	Single-Issuer	NA	Ba1/BBB-	1,000,000	953,182	722,350	(230,832)	NA	NA	NA	NA
Fleet Capital Trust V	Single-Issuer	NA	Ba1/BBB-	1,000,000	924,946	725,990	(198,956)	NA	NA	NA	NA
Chase Capital II	Single-Issuer	NA	A2/A	1,000,000	952,663	685,180	(267,483)	NA	NA	NA	NA
Southern Community Capital Trust	Single-Issuer	NA	NA/NA	200,000	65,200	83,200	18,000	NA	NA	NA	NA
Citigroup Trust Preferred	Single-Issuer	NA	Baa3/BBB	250,000	250,000	243,500	(6,500)	NA	NA	NA	NA
Valley Natioinal Trust Preferred	Single-Issuer	NA	WR/NA	199,925	199,925	204,323	4,398	NA	NA	NA	NA
I-PRETSL 2	Pooled	A-1	N/A-Retired

Note 1: The values in this field represent our estimate of the percentage of currently performing collateral that will default over the life of each deal.
Note 2: Excess subordination represents the percentage of currently performing collateral that would need to default/(cure) for a bond to be fully collateralized.

Excess subordination is calculated by subtracting the total principal balance of the class being evaluated, and all classes senior to it, from total performing collateral, and dividing the result by total performing collateral.